UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2020

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez
Name:	Ana Graciela de Méndez
Title:	CFO

BLADEX ANNOUNCES STRONG LEVELS OF CAPITALIZATION, LIQUIDITY AND ASSET QUALITY AT MARCH 31, 2020

PROFIT FOR THE FIRST QUARTER 2020 OF $18.3 MILLION, OR $0.46 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, April 15, 2020

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the region, today announced its results for the first quarter (“1Q20”) ended March 31, 2020.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	1Q20	4Q19	1Q19
Key Income Statement Highlights
Net Interest Income ("NII")	$25.8	$26.9	$28.0
Fees and commissions, net	$3.1	$5.4	$2.4
Total revenues	$28.8	$31.4	$32.1
Reversal (impairment loss) on financial instruments	$0.1	$1.9	$(0.9)
Operating expenses	$(10.5)	$(11.3)	$(9.9)
Profit for the period	$18.3	$22.1	$21.2
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.46	$0.56	$0.54
Return on Average Equity (“ROAE”) (2)	7.2%	8.7%	8.6%
Return on Average Assets (“ROAA”)	1.12%	1.34%	1.31%
Net Interest Margin ("NIM") (3)	1.59%	1.65%	1.74%
Net Interest Spread ("NIS") (4)	1.16%	1.18%	1.16%
Efficiency Ratio (5)	36.7%	35.9%	30.8%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (6)	$5,911	$6,582	$6,096
Commercial Portfolio (7)	$5,832	$6,502	$6,006
Investment Portfolio	$79	$80	$90
Total assets	$6,823	$7,250	$6,450
Total equity	$1,018	$1,016	$997
Market capitalization (8)	$408	$847	$788
Tier 1 Basel III Capital Ratio (9)	21.8%	19.8%	20.1%
Total assets / Total equity (times)	6.7	7.1	6.5
Liquid Assets / Total Assets (10)	19.0%	16.0%	11.9%
Credit-impaired loans to Loan Portfolio (11)	1.16%	1.05%	1.18%
Total allowance for losses to Credit Portfolio (12)	1.73%	1.56%	1.73%
Total allowance for losses to credit-impaired loans (times) (12)	1.7	1.7	1.6

1Q20 Highlights

•	Bladex reported a financial position at March 31, 2020, characterized by its prudent liquidity management and ample cash position, its solid level of capitalization, and sound asset quality. In the context of the recent and rapidly evolving adverse effects from the coronavirus outbreak (“Covid-19”), these represent strong foundations on which to operate the business.

•	As of March 31, 2020, the Bank’s liquidity increased to $1.3 billion (+12% QoQ; +68% YoY), representing 19% of total assets and 53% of total deposits; 98% of cash and deposits on banks was placed with the Federal Reserve Bank of New York.

•	The Bank’s Tier 1 Basel III Capital Ratio reached 21.8%, reflecting a stronger capitalization level than prior comparative periods, resulting from an increasing equity base and lower risk-weighted assets. The latter relates to the Bank’s ability to decrease its Commercial Portfolio toward the end of the quarter, on the onset of the COVID-19 crisis, which led to prudent measures, including preserving liquidity and stricter credit underwriting.

•	Commercial Portfolio totaled $5.8 billion at March 31, 2020 (-10% QoQ; -3% YoY) with improved quality exposure, as 55% of the portfolio was in investment grade countries. Also, exposure to financial institutions was 55%, and 15% to quasi-sovereign corporations, with the remainder to top-tier corporations throughout the Region. 1Q20 average Commercial Portfolio balance was nearly stable at $6.2 billion (-1% QoQ; +2% YoY).

•	Bladex’s Profit for 1Q20 totaled $18.3 million (-17% QoQ; -14% YoY) resulting in an annualized Return on Average Equity (“ROAE”) of 7.2% for the period. The Bank’s profitability in 1Q20 was pressured by lower income generation from Net Interest Income (“NII”), and the seasonal effect on syndication fees and other income. The QoQ decrease was also impacted by reversal of impairment losses registered in the previous quarter.

•	Net Interest Income (“NII”) for 1Q20 was $25.8 million (-4% QoQ; -8% YoY), with a Net Interest Margin (“NIM”) of 1.59% (-6 bps QoQ; -15 bps YoY) and a Net Interest Spread (“NIS”) nearly stable at 1.16%. The quarterly decreases of NII and NIM were mostly associated with the net effect of lower average market rates (LIBOR-based) partially offset by higher average lending volumes.

•	Fees and commissions income totaled $3.1 million for 1Q20, a 31% YoY increase driven by higher fees from letters of credit (+14% YoY) and loan syndication (+$0.4 million). The 43% QoQ decrease was mostly due to the uneven effect of the syndication business, despite the good performance of the Bank’s letters of credit business.

•	1Q20 Efficiency Ratio was 37% (+1 pt QoQ; +6 pts YoY) mainly on lower total revenues, as operating expenses remained on track, reflecting effective cost control. Operating expenses increased 7% YoY mainly from higher personnel expenses, most of which was related to the CEO transition.

•	Credit-impaired Loans, also referred to as Non-Performing Loans or NPLs, remained unchanged QoQ at $61.8 million, now representing 1.16% of lower total Loan Portfolio balances at the end of 1Q20. This compares to $64.7 million, or 1.18% of total Loan Portfolio, a year ago.

•	The Bank’s total allowance for credit losses remained relatively stable at March 31, 2020 with respect to December 31, 2019 levels, representing 1.73% of the total Credit Portfolio, compared to 1.56% a quarter ago. The increased coverage resulted from higher provision requirements on revised outlook for certain industries mostly impacted by Covid-19, partially offset by reversal in the collectively assessed provision from lower EoP portfolio balances.

CEO’s Comments

Mr. Jorge Salas, Bladex’s Chief Executive Officer said:

“A couple of days after I joined the Bank on March 9, the World Health Organization declared COVID-19 as a global pandemic and we at Bladex activated our Business Continuity Plan on March 12. Since then, our 177 employees have been working remotely and the Bank’s day-to-day operations in full scale have continued uninterrupted, demonstrating the Bank’s preparation and agility in its operating structure.

In view of the magnitude of this crisis and the sudden and profound impact on global markets, the Bank took rapid steps to preserve liquidity, and was able to increase its cash position because of its historically diversified and stable funding sources, which include deposits from Latin American central banks, our Class A shareholders, as well as long-standing relationships with correspondent banks across the globe.

On the credit side, the Bank has maintained a high quality portfolio with a country mix that, thanks to the strategies implemented during the last several quarters, is weighted toward lower risk countries, quasi-sovereign corporations and top-tier banks across the Region that accounted for 55% of total exposure at quarter-end. The short-term nature of our exposure, coupled with our geographic diversification and the top quality of our clients, gives us the ability to rearrange the portfolio, as we did throughout 2019. With a focus on maintaining credit soundness under strict and prudent underwriting standards, we are serving our strategic customer base focusing on client segments and industries that are better suited to face the challenges posed by the current crisis.

Our results for the first quarter of 2020 show a well-capitalized, highly liquid bank with a strong balance sheet, industry leading efficiency metrics, sound asset quality with a top-notch clientele, very low arrears and, perhaps most importantly, the ability to be flexible. I am very grateful to lead an organization that can quickly adapt to such extreme circumstances, and I want to personally thank our employees and our Board of Directors who have made this possible. Those of you who know BLADEX, know that our strength and adaptability are built in, and have been so for a long time.

Finally, I want to address our Board’s decision on the dividend declaration announced today. In view of the Bank's strong balance sheet, together with our continued capacity to generate capital through earnings, the Board decided to continue to distribute dividends. However, now that capital preservation is an over-arching priority, the Board reduced the first interim dividend to 25 cents per share, which is a payout of 54% on first quarter 2020 earnings. Because of the volatile nature of the Latin American Region in which we operate, the Bank has historically maintained solid levels of capitalization which, in this context, becomes a unique strength, enabling us to serve our clients’ needs in difficult times like these.”

RESULTS BY BUSINESS SEGMENT

The Bank’s activities are managed and executed in two business segments, Commercial and Treasury. Information related to each reportable segment is set out below. Business segment results are based on the Bank’s managerial accounting process, which assigns assets, liabilities, revenue and expense items to each business segment on a systemic basis.

COMMERCIAL BUSINESS SEGMENT

The Commercial Business Segment encompasses the Bank’s core business of financial intermediation and fee generation activities developed to cater to corporations, financial institutions and investors in Latin America. These activities include the origination of bilateral short-term and medium-term loans, structured and syndicated credits, loan commitments, and financial guarantee contracts such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, and other assets consisting of customers’ liabilities under acceptances.

Profits from the Commercial Business Segment include (i) net interest income from loans; (ii) fees and commissions from the issuance, confirmation and negotiation of letters of credit, guarantees and loan commitments, as well as through loan structuring and syndication activities; (iii) recovery or impairment loss on financial instruments, as well as gain (loss) in other non-financial assets, net; and (iv) direct and allocated operating expenses.

The Commercial Portfolio balance stood at $5.8 billion as of March 31, 2020, a 10% QoQ decrease compared to $6.5 billion as of December 31, 2019, and a 3% YoY decrease compared to $6.0 billion as of March 31, 2019. The Bank decreased its Commercial Portfolio toward the end of the quarter, on the onset of the COVID-19 crisis, as it was able to rapidly implement prudent measures, including preserving liquidity and strict credit underwriting. Average Commercial Portfolio balances for 1Q20 were nearly stable at $6.2 billion (-1% QoQ; +2% YoY).

As of March 31, 2020, 69% of the Commercial Portfolio was scheduled to mature within a year, and 55% of its short-term origination represented trade finance transactions, compared to 73% and 58%, respectively, a quarter ago, and 77% and 63%, respectively, a year ago.

The following graphs illustrate the geographic distribution of the Bank’s Commercial Portfolio, highlighting the portfolio´s risk diversification by country and across industry segments:

(*) Investment grade countries

The Bank’s traditional client base of financial institutions represented 55% of the total Commercial Portfolio at the end of 1Q20, while quasi-sovereign corporate exposure represented 15% of the total, with the remainder in top tier corporates across the Region. The portfolio continued to be well-diversified across corporate sectors, with none representing more than 6% of the total Commercial Portfolio at the end of 1Q20.

Geographically, 55% of the portfolio is in investment grade countries. Exposure in Brazil, the Bank’s largest country-risk exposure, remained at 16% of the total Commercial Portfolio, of which 80% was with financial institutions at the end of 1Q20. Other relevant country-risk exposures are Colombia at 15%, Chile at 10%, Mexico at 9% and exposure in top-rated countries outside of Latin America (which relates to transactions carried out in Latin America) at 9%. During the last several quarters, the Bank shifted its portfolio origination towards lower-risk countries, where it was able to take advantage of good risk/return opportunities. Consequently, exposure in Argentina was reduced to 3% of the total Commercial Portfolio at the end of 1Q20, compared to 9% a year ago.

Refer to Exhibit VII for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit IX for the Bank’s distribution of loan disbursements by country.

(US$ million)	1Q20	4Q19	1Q19	QoQ (%)	YoY (%)
Commercial Business Segment:
Net interest income	$24.8	$26.1	$27.8	-5%	-11%
Other income	3.3	6.3	2.6	-47%	29%
Total revenues	28.1	32.4	30.4	-13%	-7%
(Impairment loss) reversal on financial instruments	0.1	1.9	(1.0)	-95%	109%
Operating expenses	(7.3)	(8.7)	(7.3)	16%	0%
Profit for the segment	$20.9	$25.6	$22.1	-19%	-6%

Commercial Business Segment’s result was $20.9 million for the 1Q20 (-19% QoQ; -6% YoY). The QoQ Profit decrease was mainly attributable to the negative impact of lower average market rates (LIBOR-based) in net interest income, partially offset by higher average lending volumes, as well as to lower fees affected by the seasonal nature of the structuring and syndication business. The YoY Profit decrease mostly relates to lower lending spreads resulting from the shifting of portfolio origination towards lower-risk countries, partly offset by higher average loan portfolio balances, offsetting the YoY increase in other income mainly driven by higher fees from the letters of credit and loan syndication businesses.

TREASURY BUSINESS SEGMENT

The Treasury Business Segment focuses on managing the Bank’s investment portfolio and the overall structure of its assets and liabilities to achieve more efficient funding and liquidity positions for the Bank, mitigating the traditional financial risks associated with the balance sheet, such as interest rate, liquidity, price and currency risks. Interest-earning assets managed by the Treasury Business Segment include liquidity positions in cash and cash equivalents, and financial instruments related to the investment management activities, consisting of securities at fair value through other comprehensive income (“FVOCI”) and securities at amortized cost (the “Investment Portfolio”). The Treasury Business Segment also manages the Bank’s interest-bearing liabilities, which constitute its funding sources, mainly deposits, short- and long-term borrowings and debt.

Profits from the Treasury Business Segment include net interest income derived from the above-mentioned treasury assets and liabilities, and related net other income (net results from derivative financial instruments and foreign currency exchange, gain (loss) per financial instruments at fair value through profit or loss (“FVTPL”), gain (loss) on sale of securities at FVOCI, and other income), recovery or impairment loss on financial instruments, and direct and allocated operating expenses.

Liquidity balances increased to $1,297 million at the end of 1Q20, up from $1,160 million at the end of 4Q19 and $771 million at the end of 1Q19, as the Bank favored liquidity preservation and implemented prudent liquidity management measures toward the end of the quarter, on the onset of the rapidly evolving adverse effects from Covid-19. Deposits placed with the Federal Reserve Bank of New York represented 98% at the end of 1Q20. As of these quarter-end dates, liquidity balances to total assets represented 19%, 16% and 12%, respectively, while the liquidity balances to total deposits ratio was 53%, 40% and 28%, respectively.

The Investment Portfolio balances totaled $79 million as of March 31, 2020, down from $80 million as of December 31, 2019, and $100 million as of March 31, 2019. As of these dates, the Investment Portfolio accounted for 1% of total assets, mostly consisting of readily-quoted Latin American securities, out of which 68% represented sovereign or state-owned risk at the end of the 1Q20, compared to 72% a quarter ago and 76% a year ago (refer to Exhibit VIII for a per-country risk distribution of the Investment Portfolio).

On the funding side, deposit balances totaled $2.5 billion at the end of 1Q20, down 15% and 10% from a quarter and year ago. Deposits placed by central banks and designees (i.e.: Class A shareholders of the Bank), represented 48% at the end of 1Q20, compared to 61% and 64% of total deposits a quarter and year ago, respectively. As of March 31, 2020, total deposits represented 44% of total funding sources, which compared to 48% and 52% of total funding sources a quarter and year ago, respectively. Average deposit balances remained stable, with a 5% decrease compared to 4Q19 average balances and a 4% decrease compared to 1Q19 average balances, representing 47% of total average funding sources in 1Q20 versus 50% and 49% in the comparative periods.

Short- and medium-term borrowings and debt remained stable QoQ at $3.1 billion, and up 25% YoY, as the Bank relied on bond issuances in the Mexican and Japanese capital markets and several short- and medium-term bilateral transactions. Weighted average funding costs improved to 2.41% in 1Q20, down 28 bps and 94 bps from a quarter and year ago, respectively, mainly on decreased average LIBOR-based market rates and slightly lower funding spreads.

(US$ million)	1Q20	4Q19	1Q19	QoQ (%)	YoY (%)
Treasury Business Segment:
Net interest income	$1.0	$0.8	$0.2	28%	344%
Other income (expense)	(0.4)	(1.8)	1.5	78%	-127%
Total revenues	0.6	(1.0)	1.7	166%	-62%
Reversal on financial instruments	0.0	0.0	0.0	n.m.	-100%
Operating expenses	(3.2)	(2.5)	(2.6)	-26%	-24%
Loss for the segment	$(2.6)	$(3.5)	$(0.9)	27%	-197%

“n.m.” means not meaningful.

Treasury Business Segment’s result was a $2.6 million loss for the 1Q20. The $0.9 million, or 27% quarterly improvement was mainly attributable to lower net losses in other financial instruments during the 1Q20 related to the Bank’s results on its hedging positions and investment securities. The $1.7 million decrease YoY was mainly associated to the positive results in its hedging position a year ago.

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	1Q20	4Q19	1Q19	QoQ (%)	YoY (%)
Net Interest Income
Interest income	$59.0	$64.1	$73.6	-8%	-20%
Interest expense	(33.2)	(37.2)	(45.5)	11%	27%
Net Interest Income ("NII")	$25.8	$26.9	$28.0	-4%	-8%

Net Interest Margin ("NIM")	1.59%	1.65%	1.74%	-4%	-9%

NII for the 1Q20 totaled $25.8 million (-4% QoQ; -8% YoY), with a NIM of 1.59% (-6bps QoQ; -15bps YoY). The quarterly decreases of NII and NIM were mostly associated to the net effect of lower average market rates (LIBOR-based) partially offset by higher average lending volumes.

FEES AND COMMISSIONS

Fees and Commissions, net, includes the fee income associated with letters of credit and the fee income derived from loan structuring and syndication activities, together with loan intermediation and distribution activities in the primary market, and other commissions, mostly from other contingent credits, such as guarantees and credit commitments, net of fee expenses.

(US$ million)	1Q20	4Q19	1Q19	QoQ (%)	YoY (%)
Letters of credit fees	2.5	2.5	2.2	-1%	14%
Loan syndication fees	0.4	2.7	0.0	-85%	n.m.
Other commissions, net	0.2	0.2	0.2	24%	15%
Fees and Commissions, net	$3.1	$5.4	$2.4	-43%	31%

“n.m.” means not meaningful.

Fees and commissions income totaled $3.1 million for 1Q20, a 31% YoY increase driven by higher fees from letters of credit (+14% YoY) and loan syndication (+$0.4 million). The 43% QoQ decrease was generally affected by the seasonal nature from the syndication business, despite a good performance from the Bank’s letters of credit business.

PORTFOLIO QUALITY AND TOTAL ALLOWANCE FOR LOSSES

(US$ million, except percentages)	31-Mar-20	31-Dec-19	30-Sep-19	30-Jun-19	31-Mar-19
Allowance for loan losses
Balance at beginning of the period	$99.3	$101.4	$103.3	$102.3	$100.8
Provisions (reversals)	0.6	(2.1)	0.5	0.9	1.6
Write-offs, net of recoveries	0.0	0.0	(2.4)	0.0	0.0
End of period balance	$99.9	$99.3	$101.4	$103.3	$102.3

Allowance for loan commitments and financial guarantee contract losses
Balance at beginning of the period	$3.0	$2.7	$2.6	$2.7	$3.3
Provisions (reversals)	(0.6)	0.4	0.1	(0.1)	(0.6)
End of period balance	$2.4	$3.0	$2.7	$2.6	$2.7

Allowance for Investment Portfolio losses
Balance at beginning of the period	$0.1	$0.3	$0.3	$0.3	$0.3
Provisions (reversals)	(0.0)	(0.2)	(0.0)	0.0	(0.0)
End of period balance	$0.1	$0.1	$0.3	$0.3	$0.3

Total allowance for losses	$102.5	$102.5	$104.4	$106.2	$105.3

Total allowance for losses to Credit Portfolio	1.73%	1.56%	1.67%	1.70%	1.73%
Credit-impaired loans to Loan Portfolio	1.16%	1.05%	1.11%	1.16%	1.18%
Total allowance for losses to credit-impaired loans (times)	1.7	1.7	1.7	1.6	1.6

The total allowance for credit losses totaled $102.5 million, representing a coverage ratio to the Credit Portfolio of 1.73% as of March 31, 2020, compared to $102.5 million, or 1.56% of the Credit Portfolio a quarter ago and compared to $105.3 million, or 1.73% of the Credit Portfolio a year ago. The 17 bps QoQ coverage ratio increase was mostly associated to higher provision requirements on revised outlook for certain industries mostly impacted by Covid-19, partially offset by reversal in the collectively assessed provision from lower EoP portfolio balances.

Credit-impaired Loans, also referred to as Non-Performing Loans or NPLs, remained unchanged QoQ at $61.8 million, now representing 1.16% of lower total Loan Portfolio balances at the end of 1Q20. This compares to $64.7 million, or 1.18% of total Loan Portfolio, a year ago. Total allowance for credit losses was 1.7 times NPL balances at the end of 1Q20 and 4Q19, compared to 1.6 times NPL balances a year ago.

OPERATING EXPENSES

	1Q20	4Q19	1Q19	QoQ (%)	YoY (%)
Operating expenses
Salaries and other employee expenses	7.0	6.4	6.3	10%	11%
Depreciation of equipment and leasehold improvements	0.7	0.7	0.7	0%	6%
Amortization of intangible assets	0.2	0.2	0.2	2%	16%
Other expenses	2.6	4.0	2.7	-34%	-4%
Total Operating Expenses	$10.5	$11.3	$9.9	-6%	7%
Efficiency Ratio	36.7%	35.9%	30.8%

The Bank’s operating expenses totaled $10.5 million for the 1Q20. The 6% QoQ decrease was mostly benefitted from a typical first quarter seasonal effect partially offset by higher personnel expenses, while the 7% YoY increase was mainly associated to higher personnel expenses related to the CEO transition and to certain vacancies filled toward the end of 2019.

1Q20 Efficiency Ratio was 37% (+1 pt QoQ; +6 pts YoY) mainly on lower total revenues, as operating expenses remained under control.

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios as of the dates indicated:

(US$ million, except percentages and shares outstanding)	31-Mar-20	31-Dec-19	31-Mar-19	QoQ (%)	YoY (%)
Tier 1 Capital (9)	$1,019	$1,016	$997	0%	2%
Risk-Weighted Assets Basel III (9)	$4,681	$5,136	$4,963	-9%	-6%
Tier 1 Basel III Capital Ratio (9)	21.8%	19.8%	20.1%	10%	8%
Total equity	$1,018	$1,016	$997	0%	2%
Total equity to total assets	14.9%	14.0%	15.5%	7%	-3%
Accumulated other comprehensive income (loss) ("OCI")	$(3)	$(2)	$(1)	-46%	-275%
Total assets / Total equity (times)	6.7	7.1	6.5	-6%	4%
Shares outstanding (in thousand)	39,614	39,602	39,544	0%	0%

The Bank’s equity consists entirely of issued and fully paid ordinary common stock, with 39.6 million common shares outstanding as of March 31, 2020. At the same date, the Bank’s ratio of total assets to total equity stood at 6.9 times, and the Bank’s Tier 1 Basel III Capital Ratio reached 21.8%, reflecting a stronger capitalization level than prior comparative quarters, resulting from an increasing equity base and lower risk-weighted assets. The latter relates to the Bank’s ability to decrease its Commercial Portfolio toward the end of the quarter, on the onset of the COVID-19 crisis, which led to prudent measures, including preserving liquidity and strict credit underwriting.

RECENT EVENTS

▪	Quarterly dividend payment: The Bank’s Board of Directors (the “Board”) approved a quarterly common dividend of $0.25 per share corresponding to the first quarter 2020. The cash dividend will be paid on May 13, 2020, to shareholders registered as of April 27, 2020.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Credit Portfolio” includes gross loans (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

7)	The Bank’s “Commercial Portfolio” includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at fair value through OCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

10)	Liquid assets refer to total cash and due from banks, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

11)	Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs. Loan Portfolio refers to gross loans, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees.

12)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and government actions intended to limit its spread; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, April 15, 2020 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial 1-877-271-1828 in the United States or, if outside the United States, 1-334-323-9871. Participants should use conference passcode 44414285#, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140 and follow the instructions. The replay passcode is: 88179402.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

                          EXHIBIT I

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2020	December 31, 2019	March 31, 2019	CHANGE	%	CHANGE	%
	(In US$ thousand)

Assets

Cash and due from banks	$1,353,018	$1,178,170	$803,549	$174,848	15%	$549,469	68%

Securities and other financial assets, net	86,326	88,794	106,549	(2,468)	(3)	(20,223)	(19)

Loans	5,337,487	5,892,997	5,479,172	(555,510)	(9)	(141,685)	(3)
Interest receivable	40,613	41,757	47,826	(1,144)	(3)	(7,213)	(15)
Allowance for loan losses	(99,941)	(99,307)	(102,346)	(634)	(1)	2,405	2
Unearned interest and deferred fees	(11,095)	(12,114)	(14,938)	1,019	8	3,843	26
Loans, net	5,267,064	5,823,333	5,409,714	(556,269)	(10)	(142,650)	(3)

Customers' liabilities under acceptances	66,657	115,682	97,805	(49,025)	(42)	(31,148)	(32)
Derivative financial instruments - assets	17,044	11,157	2,102	5,887	53	14,942	711

Equipment and leasehold improvements, net	18,110	18,752	23,158	(642)	(3)	(5,048)	(22)
Intangibles, net	1,236	1,427	1,469	(191)	(13)	(233)	(16)
Investment properties	3,494	3,494	0	0	0	3,494	n.m. *
Other assets	9,574	8,857	5,996	717	8	3,578	60

Total assets	$6,822,523	$7,249,666	$6,450,342	$(427,143)	(6)%	$372,181	6%

Liabilities

Demand deposits	$302,442	$85,786	$21,937	$216,656	253%	$280,505	1,279%
Time deposits	2,165,154	2,802,550	2,725,637	(637,396)	(23)	(560,483)	(21)
	2,467,596	2,888,336	2,747,574	(420,740)	(15)	(279,978)	(10)
Interest payable	5,048	5,219	10,399	(171)	(3)	(5,351)	(51)
Total deposits	2,472,644	2,893,555	2,757,973	(420,911)	(15)	(285,329)	(10)

Securities sold under repurchase agreements	53,888	40,530	28,232	13,358	33	25,656	91
Borrowings and debt, net	3,137,018	3,138,310	2,513,208	(1,292)	(0)	623,810	25
Interest payable	10,045	10,554	12,296	(509)	(5)	(2,251)	(18)

Customers' liabilities under acceptances	66,657	115,682	97,805	(49,025)	(42)	(31,148)	(32)
Derivative financial instruments - liabilities	49,095	14,675	29,262	34,420	235	19,833	68
Allowance for loan commitments and financial guarantee contract losses	2,443	3,044	2,702	(601)	(20)	(259)	(10)
Other liabilities	12,245	17,149	11,930	(4,904)	(29)	315	3

Total liabilities	$5,804,035	$6,233,499	$5,453,408	$(429,464)	(7)%	$350,627	6%

Equity

Common stock	$279,980	$279,980	$279,980	$0	0%	$0	0%
Treasury stock	(59,409)	(59,669)	(60,947)	260	0	1,538	3
Additional paid-in capital in excess of value assigned of common stock	120,586	120,362	120,318	224	0	268	0
Capital reserves	95,210	95,210	95,210	0	0	0	0
Regulatory reserves	136,019	136,019	136,019	0	0	0	0
Retained earnings	448,762	446,083	427,064	2,679	1	21,698	5
Other comprehensive income (loss)	(2,660)	(1,818)	(710)	(842)	(46)	(1,950)	(275)

Total equity	$1,018,488	$1,016,167	$996,934	$2,321	0%	$21,554	2%

Total liabilities and equity	$6,822,523	$7,249,666	$6,450,342	$(427,143)	(6)%	$372,181	6%

(*)	"n.m.” means not meaningful.

                              EXHIBIT II

  CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

   (In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2020	December 31, 2019	March 31, 2019	CHANGE	%	CHANGE	%

Net Interest Income:
Interest income	$58,990	$64,084	$73,554	($5,094)	(8)%	$(14,564)	(20)%
Interest expense	(33,189)	(37,178)	(45,534)	3,989	11	12,345	27

Net Interest Income	25,801	26,906	28,020	(1,105)	(4)	(2,219)	(8)

Other income:
Fees and commissions, net	3,073	5,354	2,350	(2,281)	(43)	723	31
(Loss) gain on financial instruments, net	(358)	(2,029)	756	1,671	82	(1,114)	(147)
Other income, net	240	1,200	945	(960)	(80)	(705)	(75)
Total other income, net	2,955	4,525	4,051	(1,570)	(35)	(1,096)	(27)

Total revenues	28,756	31,431	32,071	(2,675)	(9)	(3,315)	(10)

Reversal (impairment loss) on financial instruments	89	1,935	(942)	(1,846)	(95)	1,031	109

Operating expenses:
Salaries and other employee expenses	(7,007)	(6,389)	(6,311)	(618)	(10)	(696)	(11)
Depreciation of equipment and leasehold improvements	(735)	(734)	(691)	(1)	(0)	(44)	(6)
Amortization of intangible assets	(191)	(187)	(164)	(4)	(2)	(27)	(16)
Other expenses	(2,611)	(3,960)	(2,718)	1,349	34	107	4
Total operating expenses	(10,543)	(11,270)	(9,884)	727	6	(659)	(7)

Profit for the period	$18,302	$22,096	$21,245	$(3,794)	(17)%	$(2,943)	(14)%

PER COMMON SHARE DATA:
Basic earnings per share	$0.46	$0.56	$0.54
Diluted earnings per share	$0.46	$0.56	$0.54
Book value (period average)	$25.80	$25.45	$25.45
Book value (period end)	$25.71	$25.66	$25.21

Weighted average basic shares	39,609	39,602	39,542
Weighted average diluted shares	39,609	39,602	39,559
Basic shares period end	39,614	39,602	39,544

PERFORMANCE RATIOS:
Return on average assets	1.12%	1.34%	1.31%
Return on average equity	7.2%	8.7%	8.6%
Net interest margin	1.59%	1.65%	1.74%
Net interest spread	1.16%	1.18%	1.16%
Efficiency Ratio	36.7%	35.9%	30.8%
Operating expenses to total average assets	0.65%	0.69%	0.61%

                         EXHIBIT III

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED
	March 31, 2020			December 31, 2019			March 31, 2019
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ thousand)

INTEREST EARNING ASSETS
Cash and cash equivalents	$797,722	$2,459	1.22%	$810,691	$3,716	1.79%	$877,224	$5,357	2.44%
Securities at fair value through OCI	5,086	23	1.75	7,729	54	2.71	20,022	250	4.99
Securities at amortized cost (1)	69,661	617	3.51	74,761	662	3.47	83,194	692	3.33
Loans, net of unearned interest	5,647,971	55,890	3.91	5,573,386	59,652	4.19	5,551,698	67,255	4.85

TOTAL INTEREST EARNING ASSETS	$6,520,439	$58,989	3.58%	$6,466,567	$64,084	3.88%	$6,532,138	$73,554	4.50%

Allowance for expected credit losses on loans	(99,600)			(103,221)			(98,896)
Non interest earning assets	152,148			158,324			132,896

TOTAL ASSETS	$6,572,987			$6,521,669			$6,566,137

INTEREST BEARING LIABILITIES
Deposits	2,558,726	$11,462	1.77%	2,703,014	$14,154	2.05%	$2,658,892	$17,693	2.66%
Securities sold under repurchase agreement and short-term borrowings and debt	1,381,248	8,659	2.48	1,160,886	8,533	2.88	1,389,071	12,079	3.48
Long-term borrowings and debt, net (2)	1,498,934	13,067	3.45	1,537,943	14,491	3.69	1,390,923	15,762	4.53

TOTAL INTEREST BEARING LIABILITIES	$5,438,908	$33,188	2.41%	$5,401,844	$37,178	2.69%	$5,438,886	$45,534	3.35%

Non interest bearing liabilities and other liabilities	$111,987			$112,039			$120,890

TOTAL LIABILITIES	5,550,895			5,513,883			5,559,776

EQUITY	1,022,092			1,007,786			1,006,362

TOTAL LIABILITIES AND EQUITY	$6,572,987			$6,521,669			$6,566,137

NET INTEREST SPREAD			1.16%			1.18%			1.16%

NET INTEREST INCOME AND NET INTEREST MARGIN		$25,801	1.59%		$26,906	1.65%		$28,020	1.74%

(1)	Gross of the allowance for losses relating to securities at amortized cost.
(2)	Includes lease liabilities, net of prepaid commissions.

Note: Interest income and/or expense includes the effect of derivative financial instruments used for hedging.

            EXHIBIT IV

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED

	MAR 31/20	DEC 31/19	SEP 30/19	JUN 30/19	MAR 31/19

Net Interest Income:
Interest income	$58,990	$64,084	$65,514	$70,530	$73,554
Interest expense	(33,189)	(37,178)	(38,856)	(42,599)	(45,534)
Net Interest Income	25,801	26,906	26,658	27,931	28,020

Other income:
Fees and commissions, net	3,073	5,354	2,815	5,128	2,350
(Loss) gain on financial instruments, net	(358)	(2,029)	(169)	63	756
Other income, net	240	1,200	217	512	945
Total other income, net	2,955	4,525	2,863	5,703	4,051

Total revenues	28,756	31,431	29,521	33,634	32,071

Reversal (impairment loss) on financial instruments	89	1,935	(612)	(811)	(942)
Gain (loss) on non-financial assets, net	0	0	500	0	0
Total operating expenses	(10,543)	(11,270)	(8,969)	(10,551)	(9,884)
Profit for the period	$18,302	$22,096	$20,440	$22,272	$21,245

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$0.46	$0.56	$0.52	$0.56	$0.54

PERFORMANCE RATIOS
Return on average assets	1.12%	1.34%	1.34%	1.43%	1.31%
Return on average equity	7.2%	8.7%	8.0%	9.0%	8.6%
Net interest margin	1.59%	1.65%	1.77%	1.81%	1.74%
Net interest spread	1.16%	1.18%	1.19%	1.22%	1.16%
Efficiency Ratio	36.7%	35.9%	30.4%	31.4%	30.8%
Operating expenses to total average assets	0.65%	0.69%	0.59%	0.68%	0.61%

          EXHIBIT V

  BUSINESS SEGMENT ANALYSIS

  (In US$ thousand)

	FOR THE THREE MONTHS ENDED
	MAR 31/20	DEC 31/19	MAR 31/19

COMMERCIAL BUSINESS SEGMENT:
Net interest income	$24,767	$26,100	$27,788
Other income	3,349	6,298	2,598
Total revenues	28,116	32,398	30,385
(Impairment loss) reversal on financial instruments	89	1,935	(968)
Gain (loss) on non-financial assets, net	0	0	0
Operating expenses	(7,341)	(8,724)	(7,310)
Profit for the segment	$20,864	$25,609	$22,107
Segment assets	5,359,398	5,967,157	5,542,644

TREASURY BUSINESS SEGMENT:
Net interest income	$1,034	$806	$233
Other income (expense)	(394)	(1,773)	1,453
Total revenues	640	(967)	1,685
Reversal on financial instruments	0	0	26
Operating expenses	(3,202)	(2,546)	(2,574)
Loss for the segment	$(2,562)	$(3,513)	$(862)
Segment assets	1,453,571	1,273,678	901,751

TOTAL:
Net interest income	$25,801	$26,906	$28,020
Other income	2,955	4,525	4,051
Total revenues	28,756	31,431	32,071
(Impairment loss) reversal on financial instruments	89	1,935	(942)
Gain (loss) on non-financial assets, net	0	0	0
Operating expenses	(10,543)	(11,270)	(9,884)
Profit for the period	$18,302	$22,096	$21,245
Total segment assets	6,812,969	7,240,835	6,444,395
Unallocated assets	9,554	8,831	5,947
Total assets	6,822,523	7,249,666	6,450,342

                                          EXHIBIT VI

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2020		December 31, 2019		March 31, 2019		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$195	3	$226	3	$570	9	$(31)	$(375)
BOLIVIA	8	0	7	0	0	0	1	8
BRAZIL	959	16	1,067	16	1,089	18	(108)	(130)
CHILE	592	10	688	10	221	4	(96)	371
COLOMBIA	886	15	972	15	762	12	(86)	124
COSTA RICA	281	5	280	4	319	5	1	(38)
DOMINICAN REPUBLIC	121	2	306	5	408	7	(185)	(287)
ECUADOR	355	6	427	6	406	7	(72)	(51)
EL SALVADOR	70	1	60	1	54	1	10	16
GUATEMALA	340	6	323	5	305	5	17	35
HONDURAS	128	2	129	2	42	1	(1)	86
JAMAICA	32	1	38	1	0	0	(6)	32
MEXICO	536	9	803	12	912	15	(267)	(376)
PANAMA	444	8	330	5	548	9	114	(104)
PARAGUAY	131	2	139	2	150	2	(8)	(19)
PERU	204	3	158	2	83	1	46	121
TRINIDAD & TOBAGO	182	3	182	3	124	2	0	58
URUGUAY	58	1	1	0	0	0	57	58
OTHER NON-LATAM (1)	389	7	446	7	103	2	(57)	286

TOTAL CREDIT PORTFOLIO (2)	$5,911	100%	$6,582	100%	$6,096	100%	$(671)	$(185)

UNEARNED INTEREST AND DEFERRED FEES	(11)		(12)		(15)		1	4

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED
INTEREST & DEFERRED FEES	$5,900		$6,570		$6,081		$(670)	$(181)

(1)	Risk in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)	Includes gross loans (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

                                          EXHIBIT VII

  COMMERCIAL PORTFOLIO

  DISTRIBUTION BY COUNTRY

  (In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2020		December 31, 2019		March 31, 2019		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$195	3	$226	3	$570	9	($31)	($375)
BOLIVIA	8	0	7	0	0	0	1	8
BRAZIL	959	16	1,065	16	1,085	18	(106)	(126)
CHILE	587	10	683	11	216	4	(96)	371
COLOMBIA	871	15	957	15	746	12	(86)	125
COSTA RICA	281	5	280	4	319	5	1	(38)
DOMINICAN REPUBLIC	121	2	306	5	408	7	(185)	(287)
ECUADOR	355	6	427	7	406	7	(72)	(51)
EL SALVADOR	70	1	60	1	54	1	10	16
GUATEMALA	340	6	323	5	305	5	17	35
HONDURAS	128	2	129	2	42	1	(1)	86
JAMAICA	32	1	38	1	0	0	(6)	32
MEXICO	515	9	781	12	885	15	(266)	(370)
PANAMA	406	7	294	5	518	9	112	(112)
PARAGUAY	131	2	139	2	150	2	(8)	(19)
PERU	204	3	158	2	83	1	46	121
TRINIDAD & TOBAGO	182	3	182	3	116	2	0	66
URUGUAY	58	1	1	0	0	0	57	58
OTHER NON-LATAM (1)	389	7	446	7	103	2	(57)	286

TOTAL COMMERCIAL PORTFOLIO (2)	$5,832	100%	$6,502	100%	$6,006	100%	$(670)	$(174)

UNEARNED INTEREST AND DEFERRED FEES	(11)		(12)		(15)		1	4

TOTAL COMMERCIAL PORTFOLIO, NET OF
UNEARNED INTEREST & DEFERRED FEES	$5,821		$6,490		$5,991		$(669)	$(170)

(1)	Risk in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)	Includes gross loans (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

                                          EXHIBIT VIII

  INVESTMENT PORTFOLIO

  DISTRIBUTION BY COUNTRY

  (In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	March 31, 2020		December 31, 2019		March 31, 2019		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

BRAZIL	$0	0	$2	2	$4	5	($2)	($4)
CHILE	5	6	5	6	5	6	0	0
COLOMBIA	15	19	15	19	16	17	0	(1)
MEXICO	21	27	22	27	27	30	(1)	(6)
PANAMA	38	48	36	45	30	34	2	8
TRINIDAD & TOBAGO	0	0	0	0	8	9	0	(8)

TOTAL INVESTMENT PORTOFOLIO (1)	$79	100%	$80	100%	$90	100%	($1)	($11)

(1) Includes securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for losses.

                            EXHIBIT IX

LOAN DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	QUARTERLY			Change in Amount
	(C)	(D)	(E)
COUNTRY	1Q20	4Q19	1Q19	(C) - (D)	(C) - (E)

ARGENTINA	$0	$0	$116	$0	($116)
BOLIVIA	0	2	0	(2)	0
BRAZIL	284	415	206	(131)	78
CHILE	65	262	165	(197)	(100)
COLOMBIA	354	429	358	(75)	(4)
COSTA RICA	67	146	94	(79)	(27)
DOMINICAN REPUBLIC	120	127	248	(7)	(128)
ECUADOR	171	179	165	(8)	6
EL SALVADOR	32	29	35	3	(3)
GUATEMALA	43	159	52	(116)	(9)
HONDURAS	15	17	13	(2)	2
JAMAICA	77	134	0	(57)	77
MEXICO	982	892	910	90	72
PANAMA	212	165	190	47	22
PARAGUAY	28	72	29	(44)	(1)
PERU	133	97	34	36	99
TRINIDAD & TOBAGO	5	0	0	5	5
URUGUAY	59	1	13	58	46
OTHER NON-LATAM (1)	370	286	25	84	345

TOTAL LOAN DISBURSED (2)	$3,017	$3,412	$2,653	$(395)	$364

(1)	Origination in highly rated countries outside the Region, mostly in Europe and North America, related to transactions carried out in the Region.
(2)	Total loan disbursed does not include loan commitments and financial guarantee contracts, nor other interest-earning assets such as investment securities.